[LETTERHEAD OF GLADSTONE INVESTMENT]
December 21, 2010
VIA FACSIMILE AND EDGAR
Christian T. Sandoe, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gladstone Investment Corporation Registration Statement on Form N-2 (Registration No. 333-160720)
Dear Mr. Sandoe:
The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced registration statement to be declared effective on December 23, 2010 at 12:00 p.m. Eastern Daylight Time or as soon thereafter as practicable.
Very truly yours,
GLADSTONE INVESTMENT CORPORATION

By:	/s/ David Watson
David Watson
Chief Financial Officer

cc:	Thomas R. Salley Darren K. DeStefano Christina L. Novak